QuickLinks -- Click here to rapidly navigate through this document

Filed by The Titan Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: GlobalNet, Inc.
Registration No. 333-81694

On March 15, 2002, The Titan Corporation issued the following press release in connection with its pending acquisition of GlobalNet, Inc.

Press Release

Titan Announces Exchange Ratio for GlobalNet Acquisition

SAN DIEGO, CA—March 15, 2002—The Titan Corporation (NYSE: TTN) today announced that it has fixed the exchange ratio for its acquisition by merger of GlobalNet, Inc. (OTC Bulletin Board: GBNE) at 0.03853. Under the terms of the merger agreement among Titan, GlobalNet and a newly formed subsidiary of Titan, the newly formed subsidiary will merge with and into GlobalNet with GlobalNet surviving the merger and becoming a wholly-owned subsidiary of Titan. In the merger, all outstanding shares of GlobalNet common stock will be exchanged for shares of Titan common stock and cash in lieu of fractional shares, if any, based on the exchange ratio. The exchange ratio will result in conversion of each share of GlobalNet common stock into 0.03853 shares of Titan common stock upon consummation of the transaction. The transaction, which will be accounted for as a purchase, is subject to the satisfaction of customary closing conditions and the approval of GlobalNet's shareholders. The special meeting of GlobalNet's shareholders is currently scheduled to take place on March 21, 2002.

The exact exchange ratio was determined by a formula contained in the merger agreement which is based in part upon the average closing sales price for shares of Titan common stock for the 20-consecutive trading day period ending today, the fifth trading day prior to the date of the special meeting of GlobalNet's shareholders. The average Titan stock price for such 20-day period is $18.738. Pursuant to the merger agreement, because the average Titan stock price is less than $25.625, the exchange ratio was determined by using an implied Titan stock price of $25.625. Because the average Titan stock price is less than $20.125, GlobalNet has the right to terminate the merger agreement unless Titan makes an election to reset the implied Titan stock price used to calculate the exchange ratio at $20.125. Titan does not currently plan to make such an election.

ABOUT TITAN

Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, through its subsidiary SureBeam (NASDAQ: SURE), Titan markets the leading technology for the electronic irradiation of food safety systems for the food industry and Titan is continually identifying promising technologies suitable for commercialization. The company has 10,000 employees and annualized sales of approximately $1.3 billion.

Titan has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the shares of its common stock that may be issued in connection with the acquisition of GlobalNet. The Prospectus forming a part of that Registration Statement also includes GlobalNet's Proxy Statement by which GlobalNet is soliciting proxies in connection with the special meeting of

GlobalNet shareholders to be held on March 21, 2002 for consideration by the GlobalNet shareholders of the transaction. The Proxy Statement/Prospectus has been mailed to shareholders of GlobalNet. This document contains important information about the transaction. Investors and security holders are urged to read these documents carefully. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Titan by directing your request to Investor Relations at www.titan.com or to The Titan Corporation, Investor Relations, 3033 Science Park Road, San Diego, California 92121-1199, (858) 552-9400.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Titan and GlobalNet file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Titan or GlobalNet at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Titan's and GlobalNet's filings with the SEC are also available to the public from the website maintained by the SEC at www.sec.gov.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the statements regarding the timing and consummation of the transaction. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the risks inherent in completing the acquisition of GlobalNet on a timely basis, if at all, risks associated with the Titan's entry into new commercial businesses and new markets such as telecommunications services market, risks associated with acquiring other companies, including integration risks, the risks of doing business in developing countries and international markets including foreign currency risks, and other risks described in the Titan's Securities and Exchange Commission filings. The information in this press release is current as of its release date. Titan assumes no responsibility to update the information.

Media Contact: Wil Williams, Vice President Corporate Communications (858) 552-9724 or wwilliams@titan.com
Investor Relations Contact: Rochelle Bold, Vice President Investor Relations (858) 552-9400 or invest@titan.com

If you would like to receive press releases via electronic mail, please contact invest@titan.com

Press Releases and other Titan information are available on The Titan Corporation's
World Wide Web site: http://www.titan.com

QuickLinks

Media Contact: Wil Williams, Vice President Corporate Communications (858) 552-9724 or wwilliams@titan.com Investor Relations Contact: Rochelle Bold, Vice President Investor Relations (858) 552-9400 or invest@titan.com
If you would like to receive press releases via electronic mail, please contact invest@titan.com
Press Releases and other Titan information are available on The Titan Corporation's World Wide Web site: http://www.titan.com